UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. 1)

1.	Name of the Registrant:

State Bancorp, Inc.

2.	Name of Persons Relying on Exemption:

Financial Edge Fund, L.P.
Financial Edge-Strategic Fund, L.P.
PL Capital/Focused Fund, L.P.
PL Capital, LLC
PL Capital Advisors, LLC
Goodbody/PL Capital, L.P.
Goodbody/PL Capital, LLC
John W. Palmer
Richard J. Lashley

3.	Address of Persons Relying on the Exemption:

c/o PL Capital, LLC 20 East Jefferson Avenue, Suite 22 Naperville, Illinois 60540 for:

Financial Edge Fund, L.P.
Financial Edge-Strategic Fund, L.P.
PL Capital/Focused Fund, L.P.
PL Capital, LLC
PL Capital Advisors, LLC
Goodbody/PL Capital, L.P.
Goodbody/PL Capital, LLC
John W. Palmer
Richard J. Lashley

4.	Written Material. The following written materials are attached:

Press Release of PL Capital dated April 13, 2009

(Written material follows on next page.)

PL Capital Encourages Shareholders to Withhold Their Vote for Certain Directors of State Bancorp, Inc.

NAPERVILLE, Ill., April 13, 2009 — PL Capital, LLC and its affiliates (referred to collectively as PL Capital), the largest outside shareholder of State Bancorp, Inc. (NASDAQ: STBC), plan to withhold their votes for the re-election of directors Christman, Liaw and Simons at the upcoming Annual Meeting of the Shareholders of State Bancorp, Inc. (referred to as State Bancorp or the Company). The Annual Meeting is scheduled for April 28, 2009.

PL Capital is also actively encouraging other shareholders of State Bancorp to withhold their votes for the re-election of Messrs. Christman, Liaw and Simons. “State Bancorp’s shareholders have suffered a significant loss of shareholder value as a direct result of problems which occurred on the watch of the board members that we are seeking to remove from office via this campaign to withhold votes,” noted PL Capital principal Richard Lashley. “While there have been some significant changes in executive management in the past year or two, the incumbent directors have never been held fully accountable. Since they have not done the right thing by resigning voluntarily, it’s time for them to be voted out,” Mr. Lashley added.

A “withhold” vote is meaningful because State Bancorp agreed to adopt a so-called “Majority Voting” standard as a result of the settlement of a shareholder derivative claim in 2008. Under this Majority Voting standard, we expect any incumbent director who receives more “withhold” votes than “for” votes to tender his resignation from the Company’s Board of Directors. The Company itself has noted that while it cannot compel the resignation of a director if the director fails to receive a majority of the votes cast, that the director can voluntarily resign in such circumstance. Indeed, the Company will encourage such resignation by publicly identifying any director who receives more “withhold” votes than “for” votes and does not tender his resignation.

PL Capital is supporting a fourth director, Nicos Katsoulis, and is asking shareholders to vote “FOR” Mr. Katsoulis. Mr. Katsoulis is a recent addition to the board who is not responsible for the prior problems. PL Capital believes he is a strong addition to the Board.

In a letter to State Bancorp shareholders dated March 18, 2009, PL Capital laid out the following reasons why shareholders should withhold their vote for Messrs. Christman, Liaw and Simons:

•	SIGNIFICANT DECLINE IN STATE BANCORP'S STOCK PRICE (% change through March 12, 2009):

•	One year:	-67%
•	Three years:	-70%
•	Five years:	-78%
•	Ten years:	-61%

•	ISLAND MORTGAGE LITIGATION (2002 to 2006): Approximately $100 million (pretax) lost from 2002 to 2006 in the Island Mortgage litigation; this led to the need to sell debt and equity to increase the capital of the Company and its wholly-owned subsidiary, State Bank of Long Island

•	NEW YORK STATE TAX SETTLEMENT (1999 to 2006): $9.2 million paid in 2007 in settlement of outstanding New York state tax issues, apparently due to aggressive tax positions taken by the Company from 1999 to 2006

•	INVESTMENT SECURITIES WRITEDOWN (2008): $6.2 million (pretax) charge to 2008 earnings for other than temporary impairment on $12 million of trust preferred securities bought in 2004

•	TAKING U.S. TAXPAYERS MONEY: In December 2008, the Company issued $37 million of preferred stock to the United States Department of the Treasury (the “Treasury”), as part of the government’s Troubled Assets Relief Program (TARP). As a TARP recipient, the Company is now subject to severe regulatory restrictions, including, among other things, limitations on dividends and stock repurchases. The Company also issued to the Treasury ten year warrants to purchase 465,569 shares of common stock for $11.87 per common share, which in the long run may be highly dilutive to other shareholders.

•	DIVIDEND CUT 66%: The Company has cut the dividend twice, resulting in a 66% decrease in the dividend since 2006

•	ABUSIVE COMPENSATION PRACTICES: Many members of the current board approved significant payouts in 2007 and 2008 to the former executive management team, despite that management team’s primary responsibility for the losses noted above. These excessive and unnecessary payments lead to a SHAREHOLDER DERIVATIVE CLAIM in 2008, which cost the Company over $1 million in legal fees to settle.

PL Capital is State Bancorp’s largest outside shareholder. We own in excess of 600,000 shares and have owned the stock since early 2006 and have closely followed the Company for many years. “State Bancorp is one of the largest independent commercial banks remaining on Long Island and it has a valuable franchise. With the right management team and board, State Bancorp should be a high performing company,” noted PL Capital principal John Palmer. “However, if they can’t get it right soon, the board should consider selling the Company as a way to recapture some of the lost shareholder value,” Mr. Palmer concluded.

PL Capital is voting as follows on the various proposals included in the State Bancorp proxy materials and recommends that fellow shareholders do the same:

o Proposal 1-Election of Directors: Vote “WITHHOLD” on Directors Christman, Liaw and Simons and “FOR” Director Katsoulis

•	Proposal 2-Ratification of the independent auditors for fiscal 2009: Vote “FOR”
•	Proposal 3-Approval of an amendment to the Company’s Certificate of Incorporation to change the vote required to elect directors: Vote “FOR”
•	Proposal 4-Approval of a change in the par value of the common stock: Vote “FOR”

•	Proposal 5-Non-binding ratification of the Company’s 2008 compensation program: Vote “FOR”
•	Proposal 6-Shareholder proposal to have an annual election for all directors (i.e. a “declassified board”): Vote “FOR”

PL Capital is not soliciting proxies, so shareholders should cast their votes to WITHHOLD for Directors Christman, Liaw and Simons and FOR Director Katsoulis directly on State Bancorp’s proxy card by submitting their proxy by phone, internet or by signing, dating and returning the proxy card that they receive from State Bancorp. Even if shareholders have already voted, they can change their vote by voting again, since it is only the latest dated proxy card or vote that counts.

If shareholders have any questions or need assistance voting, they are encouraged to contact D.F. King & & Co., Inc., which is assisting PL Capital, at 1-800-549-6746. Or they can contact Richard Lashley of PL Capital at 973-360-1666 (bankfund@aol.com) and John Palmer at 630-848-1340 (palmersail@aol.com).

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